WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

March 6, 2006

Office of International Corporate Finance, Ma
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549




06012052

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the fourth quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV, regarding the Company's execution of a final purchase agreement of shares representing the capital stock of Grupo Mexicana de Aviación, S.A. de C.V., dated December 20, 2005.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Sean Goldstein

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

RECEIVED
2005 MAR 30 P 12:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V..

QUARTER: **4** YEAR: **2005**

CONSOLIDATED FINANCIAL STATEMENT
AS OF December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**11,793,341**	**100**	**11,186,127**	**100**
2	**CURRENT ASSETS**	**1,777,705**	**15**	**1,665,924**	**15**
3	CASH AND SHORT-TERM INVESTMENTS	380,820	3	279,277	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,051,585	9	1,021,404	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	292,852	2	316,296	3
7	OTHER CURRENT ASSETS	52,448	0	48,947	0
8	**LONG-TERM**	**1,079,210**	**9**	**306,065**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	375,828	3	134,711	1
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	579,519	5	28,798	0
11	OTHER INVESTMENTS	123,863	1	142,556	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,130,621**	**69**	**8,378,112**	**75**
13	PROPERTY	9,650,970	82	9,692,998	87
14	MACHINERY	1,889,136	16	2,006,096	18
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,514,361	30	3,396,564	30
17	CONSTRUCTION IN PROGRESS	104,876	1	75,582	1
18	**DEFERRED ASSETS (NET)**	**640,451**	**5**	**836,026**	**7**
19	**OTHER ASSETS**	**165,354**	**1**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,542,585**	**100**	**6,599,170**	**100**
21	**CURRENT LIABILITIES**	**1,132,041**	**17**	**1,506,530**	**23**
22	SUPPLIERS	399,005	6	416,223	6
23	BANK LOANS	181,212	3	266,323	4
24	STOCK MARKET LOANS	0	0	189,966	3
25	TAXES TO BE PAID	203,854	3	104,635	2
26	OTHER CURRENT LIABILITIES	347,970	5	529,383	8
27	**LONG-TERM LIABILITIES**	**3,754,870**	**57**	**3,561,850**	**54**
28	BANK LOANS	524,016	8	2,074,670	31
29	STOCK MARKET LOANS	3,192,740	49	1,425,763	22
30	OTHER LOANS	38,114	1	61,417	1
31	**DEFERRED LOANS**	**1,581,664**	**24**	**1,459,062**	**22**
32	**OTHER LIABILITIES**	**74,010**	**1**	**71,728**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**5,250,756**	**100**	**4,586,957**	**100**
34	**MINORITY INTEREST**	**1,125,129**	**21**	**1,119,561**	**24**
35	**MAJORITY INTEREST**	**4,125,627**	**79**	**3,467,396**	**76**
36	**CONTRIBUTED CAPITAL**	**2,551,034**	**49**	**2,353,952**	**51**
37	PAID-IN CAPITAL STOCK (NOMINAL)	489,540	9	490,533	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,616,317	31	1,594,022	35
39	PREMIUM ON SALES OF SHARES	144,432	3	153,520	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	300,745	6	115,877	3
41	**CAPITAL INCREASE (DECREASE)**	**1,574,593**	**30**	**1,113,444**	**24**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,850,708	35	1,448,773	32
43	SHARE REPURCHASE FUND	149,975	3	158,743	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY	(805,751)	(15)	(798,521)	(17)
45	**NET INCOME FOR THE YEAR**	**379,661**	**7**	**304,449**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS　　QUARTER: 4　　YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**380,820**	**100**	**279,277**	**100**
46	CASH	166,612	44	159,273	57
47	SHORT-TERM INVESTEMENTS	214,208	56	120,004	43
18	**DEFERRED ASSETS (NET)**	**640,451**	**100**	**836,026**	**100**
48	AMORTIZED OR REDEEMED	175,340	27	383,501	46
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	465,111	73	452,525	54
21	**CURRENT LIABILITIES**	**1,132,041**	**100**	**1,506,530**	**100**
52	FOREIGN CURRENCY LIABILITIES	366,506	32	735,394	49
53	MEXICAN PESO LIABILITIES	765,535	68	771,136	51
24	**STOCK MARKET LOANS**	**0**	**100**	**189,966**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	189,966	100
26	**OTHER CURRENT LIABILITIES**	**347,970**	**100**	**529,383**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	6235	2	9817	2
58	OTHER CURRENT LIABILITIES WITHOUT COST	341,735	98	519,566	98
27	**LONG-TERM LIABILITIES**	**3,754,870**	**100**	**3,561,850**	**100**
59	FOREIGN CURRENCY LIABILITIES	2,845,057	76	2,308,203	65
60	MEXICAN PESO LIABILITIES	909,813	24	1,253,647	35
29	**STOCK MARKET LOANS**	**3,192,740**	**100**	**1,425,763**	**100**
61	BONDS	3,192,740	100	1,425,763	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**38,114**	**100**	**61,417**	**100**
63	OTHER LOANS WITH COST	38,114	100	61,417	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,581,664**	**100**	**1,459,062**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,450,713	92	1,411,653	97
67	OTHERS	130,951	8	47,409	3
32	**OTHER LIABILITIES**	**74,010**	**100**	**71,728**	**100**
68	RESERVES	74,010	100	71,728	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(805,751)**	**100**	**(798,521)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(6,131,989)	(761)	(6,186,125)	(775)
71	INCOME FROM NON-MONETARY POSITION	5,326,238	661	5,387,604	675

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER	QUARTER OF PREVIOUS YEAR
		Amount	**Amount**
72	WORKING CAPITAL	645,664	159,394
73	PENSION FUND AND SENIORITY PREMIUMS	15,684	14,126
74	EXECUTIVES (*)	346	373
75	EMPLOYERS (*)	3,064	3,221
76	EMPLOYEES (*)	4,193	4,398
77	OUTSTANDING SHARES (*)	490,551,426	491,159,826
78	REPURCHASED SHARES (*)	2,513,485	1,615,485

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**5,126,764**	**100**	**4,631,210**	**100**
2	COST OF SALES	3,811,664	74	3,450,723	75
3	**GROSS INCOME**	**1,315,100**	**26**	**1,180,487**	**25**
4	OPERATING EXPENSES	494,958	10	472,228	10
5	**OPERATING INCOME**	**820,142**	**16**	**708,259**	**15**
6	TOTAL FINANCING COST	138,375	3	87,849	2
7	**INCOME AFTER FINANCING COST**	**681,767**	**13**	**620,410**	**13**
8	OTHER FINANCIAL TRANSACTIONS	66,835	1	90,990	2
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**614,932**	**12**	**529,420**	**11**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	211,663	4	170,622	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**403,269**	**8**	**358,798**	**8**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	(3,090)	0	1,038	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**400,179**	**8**	**359,836**	**8**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**400,179**	**8**	**359,836**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR OF CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**400,179**	**8**	**359,836**	**8**
19	NET INCOME OF MINORITY INTEREST	20,518	0	55,387	1
20	**NET INCOME OF MAJORITY INTEREST**	**379,661**	**7**	**304,449**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 4 YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**5,126,764**	**100**	**4,631,210**	**100**
21	DOMESTIC	4,538,428	89	4,080,841	88
22	FOREIGN	588,336	11	550,369	12
23	EXPRESSED IN US DOLLARS (***)	55,324	1	51,754	1
6	**TOTAL FINANCING COST**	**138,375**	**100**	**87,849**	**100**
24	INTEREST PAID	387,482	280	308,183	351
25	FOREIGN EXCHANGE LOSSES	47,448	34	276,693	315
26	INTEREST EARNED	29,454	21	11,129	13
27	FOREIGN EXCHANGE GAINS	136,953	99	302,222	344
28	GAIN DUE TO MONETARY POSITION	(130,148)	(94)	(183,676)	(209)
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**66,835**	**100**	**90,990**	**100**
29	OTHER EXPENSES (INCOME) NET	66,835	100	90,990	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF TEMPORARY INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**211,663**	**100**	**170,622**	**100**
32	INCOME TAX	141,238	67	112,799	66
33	DEFERRED INCOME TAX	70,425	33	57,823	34
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: **4** | YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER	QUARTER OF PREVIOUS YEAR
		Amount	Amount
36	TOTAL SALES	5,180,043	4,674,703
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	5,126,764	4,631,210
39	OPERATING INCOME (**)	820,142	708,259
40	NET INCOME OF MAJORITY INTEREST (**)	379,661	304,449
41	NET CONSOLIDATED INCOME (**)	400,179	359,836

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM January 1st TO December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,200,773**	**100**	**1,129,256**	**100**
2	COST OF SALES	911,302	76	871,002	77
3	**GROSS INCOME**	**289,471**	**24**	**258,254**	**23**
4	OPERATING EXPENSES	126,188	11	113,953	10
5	**OPERATING INCOME**	**163,283**	**14**	**144,301**	**13**
6	TOTAL FINANCING COSTS	(20,751)	(2)	(29,388)	(3)
7	**INCOME AFTER FINANCING COST**	**184,034**	**15**	**173,689**	**15**
8	OTHER FINANCIAL TRANSACTIONS	16,929	1	72,451	6
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**167,105**	**14**	**101,238**	**9**
10	RESERVE FOR TAXES AND EMPLOYEES PROFIT SHARING	57,132	5	33,867	3
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**109,973**	**9**	**67,371**	**6**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	311	0	351	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**110,284**	**9**	**67,722**	**6**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**110,284**	**9**	**67,722**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**110,284**	**9**	**67,722**	**6**
19	NET INCOME OF MINORITY INTEREST	(3,608)	0	20,888	2
20	**NET INCOME OF MAJORITY INTEREST**	**113,892**	**9**	**46,834**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 4 YEAR: 2005

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

BRI
(I

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	PRESENT QUARTER %	QUARTER OF PREVIOUS YEAR Amount	QUARTER OF PREVIOUS YEAR %
1	**NET SALES**	**1,200,773**	**100**	**1,129,256**	**100**
21	DOMESTIC	1,055,744	88	973,996	86
22	FOREIGN	145,029	12	155,260	14
23	EXPRESSED IN US DOLLARS (***)	13,638	1	14,600	1
6	**TOTAL FINANCING COST**	**(20,751)**	**100**	**(29,388)**	**100**
24	INTEREST PAID	95,441	460	68,232	232
25	FOREIGN EXCHANGE LOSSES	11,311	55	(36,863)	(125)
26	INTEREST EARNED	11,066	53	7,389	25
27	FOREIGN EXCHANGE GAINS	43,688	211	41	0
28	GAIN DUE TO MONETARY POSITION	(72,749)	(351)	(53,327)	(181)
8	**OTHER FINANCIAL TRANSACTIONS**	**16,929**	**100**	**72,451**	**100**
29	OTHER EXPENSES (INCOME) NET	16,929	100	72,451	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF TEMPORARY INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**57,132**	**100**	**33,867**	**100**
32	INCOME TAX	44,438	78	38,671	114
33	DEFERRED INCOME TAX	12,694	22	(4,804)	(14)
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
from January 1st to December 31st of 2005 and 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**400,179**	**359,836**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	407,223	252,624
3	**CASH FLOW FROM NET INCOME FOR THE PERIOD**	**807,402**	**612,460**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(179,629)	(65,778)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**627,773**	**546,682**
6	CASH FLOW FROM EXTERNAL FINANCING	244,764	(2,154)
7	CASH FLOW FROM INTERNAL FINANCING	95,472	(79,481)
8	**CASH FLOW GENERATED (USED) BY FINANCING ACTIVITIES**	**340,236**	**(81,635)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(866,466)**	**(434,851)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	101,543	30,196
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	279,277	249,081
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	380,820	279,277

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**407,223**	**252,624**
13	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	416,173	427,019
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	(115,402)	(25,529)
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	(130,148)	(183,676)
17	+(-) OTHER ITEMS	236,600	34,810
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(179,629)**	**(65,778)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(118,309)	(236,174)
19	+(-) DECREASE (INCREASE) IN INVENTORY	1,749	74,957
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(5,291)	(4,676)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS PAYABLE	(1,995)	(62,528)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(55,783)	162,643
6	**CASH FLOW FROM EXTERNAL FINANCING**	**244,764**	**(2,154)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	1,454,185	3,647,107
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,209,421)	(3,649,261)
28	(-) STOCK EXCHANGE FINANCING AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**95,472**	**(79,481)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	177,029	0
31	(-) DIVIDENDS PAID	(60,744)	(71,202)
32	+ PREMIUM ON SALE OF SHARES	(9,765)	(3,293)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(11,048)	(4,986)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(866,466)**	**(434,851)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(555,573)	(27,794)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(169,002)	(104,595)
36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	(65,227)	(106,805)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(76,664)	(195,657)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.81	%	7.77	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	9.20	%	8.78	%
3	NET INCOME TO TOTAL ASSETS (**)	3.39	%	3.22	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	32.52	%	51.04	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.43	times	0.41	times
7	NET SALES TO FIXED ASSETS (**)	0.63	times	0.55	times
8	INVENTORY ROTATION (**)	13.02	times	10.91	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	64	days	69	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.83	%	7.65	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.48	%	58.99	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.25	times	1.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.09	%	46.12	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	46.18	%	42.51	%
15	OPERATING INCOME TO INTEREST PAID	2.12	times	2.30	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.78	times	0.70	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.57	times	1.11	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.31	times	0.90	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.27	times	0.25	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	33.64	%	18.54	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.75	%	13.22	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.50)	%	(1.42)	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST PAID	1.62	times	1.77	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) BY FINANCING ACTIVITIES	71.94	%	2.64	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) BY FINANCING ACTIVITIES	28.06	%	97.36	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	19.50	%	24.05	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.75		$ 0.61	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 1.70		$ 1.38	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	BOOK VALUE PER SHARE	$ 8.41		$ 7.06	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.12		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO BOOK VALUE	1.23	times	1.17	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	13.77	times	13.57	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 3 Year: 2005**
Grupo Posadas, S.A. de C.V.

(Management Analysis and Discussion of the Group's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Owned Hotels

The decrease in occupancy and revenues per available room ("REVPAR") during the quarter was due to the impact of hurricane Wilma in Cozumel and Cancun that resulted in the temporary shut down of operations of our hotels in the region. The Company had proper damage and business interruption insurance coverage for these hotels. The quarterly results include costs related to deductibles and co-insurance for both risks of approximately $60 million pesos.

The re-opening schedule for the hotels affected by hurricane Wilma is as follows:

Fiesta Americana Coral Beach – January 31, '06
Fiesta Americana Cozumel Reef- January 31, '06
Fiesta Americana Condesa Cancun – February 16, '06
Fiesta Americana Grand Aqua- Summer '06

The Fiesta Americana Cancun operations. for members of our Vacation Club reopened on December 15, 2005.

The hotels mentioned above represent 12% of consolidated revenues and 9% of EBITDA as of September 2005.

In urban hotels we continue to see favorable results derived from our investments in rate-optimization systems and a central inventory of rooms in real time. This allows the Company to assign the best rate for each room sold according to the demand in each place, following historical statistics and patterns for each hotel. Despite the tough competition in urban hotels, these measures resulted in a 1% and 2% increase in REVPAR in real terms during the fourth

quarter and for the year, respectively. Excluding openings during the year, the growth in REVPAR was of 3% for both the quarter and the year.

Management

Throughout the year, the Fiesta Rewards loyalty program continued to grow and strengthen through new investments and commercial alliances. This is the major reason why management revenues grew 13% and 22% in the quarter and in the year, respectively.

With more than 1.6 million clients, Fiesta Rewards continues to be one of the most important distribution channels for the Company by delivering more than 900,000 room nights during the year. This figure representes approximately 37% of the occupied rooms in urban hotels in Mexico during 2005.

On the other hand, the statistical results of managed coastal hotels (as compared to to all hotels operated by de Company) were affected during the quarter by the effects of hurricane Wilma mentioned above, but revenues were not affected, as losses were recovered by the application of appropriate insurance policies.

In particular, urban hotels observed an increase in REVPAR of 2% during the quarter and 1% during the year, which partially compensated for the coastal hotels' results.

Vacation Club

The Company's revenues during the quarter increased 32.6% and aggregated revenues reached $670 million, consituting 13% of the total consolidated revenues of the Company. The number of members reached 17,105 by year-end. EBITDA was $169.4 million during 2005, constituting 13.7% of consolidated EBITDA.

A significant part of the growth for the year came from the Fiesta Americana Vacation Club in Acapulco. Its marketing commenced in early 2005 and it has been very dynamic in terms of membership sales. Membership sales from the third stage at Los Cabos reached US$19.8 million during 2005, however, these revenues and their corresponding costs will appear in the financial results once the units (villas) are fnished and ready for use.

The positive results that we have experienced since the launch of the Vacation Club business more than 6 years ago support our decision to continue expanding this business during future years. The Company will carry out during 2006 the construction of 78 additional villas in Los Cabos and the completion of the conversion of the Fiesta Americana Condesa Acapulco to this concept. In addition, the Company continues to evaluate other alternatives to grow this business, either throuhg new developments or through the conversion of existing properties.

EBITDA

During the fourth quarter, EBTDA was US$25.4 million, which represents a 23.7% increase in dollars (12.5% in real terms) compared to the same quarter of the previous year. EBITDA for 2005 was US$116.3 million, a 19.6% (10.7% in real terms) increase compared to 2004.

Comprehensive Financing Cost

The increase in interest paid is due to the impact of higher interest rates in the international and domestic markets that affected consolidated debt, and also due to the fact that the Company extended the average life of its debt through the placement of US$225 million Senior Notes. Likewise, the Libor rate increased 2 percentage points on average between fourth quarter 2004 and fourth quarter of 2005. The average 28-day TIIE was 9% during the quarter, compared to 8.5% during the same quarter of 2004. The interest coverage for the quarter was 3.2 times.

Foreign exchange gain was mainly due to a 1.5% appreciation of the Mexican peso with respect to the US dollar during the quarter, compared to a 2% appreciation observed in the fourth quarter of 2004.

During the quarter, the Company maintained an average debt portfolio of 70% in US dollars and 30% in Mexican pesos.

Financial Position

The Company's net indebtness at the end of the fourth quarter of 2005 amounted to US$335 million, including US$15 million of additional debt related to the investment in Grupo Mexicana de Aviación, S.A. de C.V. (Mexicana). The net debt to EBITDA ratio was 2.9 times, compared to 3.4 times registered during the fourth quarter of 2004. The investment in Mexicana is recorded as an investment in shares in the Company's balance sheet.

At the end of the quarter, short-term debt represented 5% of total debt, with 64% of total debt being fixed rate and the average life of the Company's debt being 4.3 years. Only 14% of total debt was guaranteed with hotels.

Last November, the Company concluded the structuring of a dual currency credit facility equal to US$50 million with a five year maturity (with a two year grace period). The facility allows up to a US$20 million equivalent drawdown in pesos. This transaction allows the Company to obtain resources at attractive market rates in order to refinance existing indebtedness for $300 million pesos and $250 million pesos maturing in February and July of 2006, respectively.

Cash Flow

Capital expenses for the quarter were US$7.5 million, US$4.3 million of which were for hotel maintenance, US$1.9 million for projects (mostly related to the Vacation Club facility in Acapulco) and the rest used for corporate purposes. Total capital expenses for the year amounted to US$25.3 million.

Development

Currently, the Company has 26 hotels with 3,854 rooms under development, whether under construction or with management agreements already executed, to be opened within the next three years. Towards the second half of 2006, we expect to open the first hotel of the new brand *One Hotels* launched last September. We estimate that this development plan will require a total investment of US$305 million, of which the Company will contribute with 5%, as the majority of these openings will be under management and lease agreements.

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 3** **Year: 2005**
Grupo Posadas, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico, which require the Company's management to make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, the Company's management deems that they were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. Changes in accounting policies.

Beginning January 1, 2004, the Company adopted the provisions of Bulletin C-15 "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C15"). C-15 establishes, among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible including goodwill entities must determine the possible loss from such impairment. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of A the net selling price of a cash generating unit and B its use value which is the present value of future net cash flows, at appropriate discount rates. The application of this new accounting principle had no significant effect on the Company's financial position or results of operations.

b. Recognition of the effects of inflation in financial information

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. Consequently, all consolidated

financial statement amounts are comparable, both for the current year and prior years, since all are stated in terms of Mexican pesos.

c. ***Marketable securities***

These are primarily money market securities valued at their market price.

d. ***Inventories and operating costs***

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost.

e. ***Inventory and real estate development***

Time-share club intervals are recorded at their acquisition, development and building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Long term time-share club intervals correspond to the cost of the Fiesta Americana Acapulco hotel, which is undergoing refurbishment to incorporate time-share services.

f. ***Investment in shares***

Investment in shares where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies.

Investments in shares where the Company does not have a significant influence are valued at their cost, restated according to the national consumer price index ("NCPI"), but in no event exceeding their sale price.

g. ***Property and equipment***

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers.

Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year-end.

The cost of improvements, remodeling and replacements is capitalized and amortized over a period of 3 to 5 years. The cost of minor repairs and maintenance is charged to results when incurred.

h. Employee benefits

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, the Company maintains a pension plan covering the retirement of its executives.

The policy of the Company is to record severance payments as results of the period in which they are incurred. Liabilities for seniority premiums are recorded as they accrue, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

i. Income tax, tax on assets and employee statutory profit sharing

Income tax ("ISR") and employee statutory profit-sharing ("PTU") are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

j. Cumulative effect of restatement

The cumulative effect of restatement mainly consists of translating the results of foreign subsidiaries, and from holding non-monetary assets of prior years and their corresponding restatement effect.

k. Recognition of revenue

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant contract is formalized and the corresponding down payment is collected.

l. Integral financing cost

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities agreements, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. They are restated at year-end with the corresponding inflation factor.

m. Other related businesses

Primarily includes revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of Vacation Club intervals, real estate developments, the marketing of operating equipment for hotels, coordination and hotel design and travel agency operations.

n. Majority income per share

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the yield attributable to convertible notes and loans and 2) the weighted average of outstanding liabilities during the period, (converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements to the weighted average of outstanding shares)

o. Bulletin C-10. Derivatives and hedging transactions

As of January 1, 2005, Bulletin C-10 issued by the Mexican Institute of Public Accountants came into effect. It covers recording of derivatives and hedging transactions. In general terms, Bulletin C-10 provides that in hedging of reasonable value, the changes in the reasonable value of the derivative as well as of the risk open position must be recorded in the results of the period in which they take place, whereas in cash flow hedging, the effective part of reasonable value changes must be recorded in the integral income account within worth while the ineffective portion must be recognized in the results of the period.

Derivative financial instruments, Bulletin C-10 sets forth the requirements to be considered as such, and improves and adds certain definitions. Provisions regarding the elements of hedge transactions are added, including the formal documentation prior to the start of coverage and the measuring of the effectiveness of the hedge Bulletin C-10 to be net in order for a financial instruments to be considered a derivative financial instrument classifies hedges in three types: (a) reasonable value, (b) cash flow, and (c) foreign currency, and provides specific rules for each type, with respect to valuation, recognition, presentation and disclosure.

As of March 31, 2005, the Company applied Bulletin C-10 to its derivative financial transactions and to some lease agreements that qualify as embedded derivatives according to the criteria set forth in such Bulletin.

p. ***Statements of changes in financial position***

Present changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3 CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	5,274,548
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,288,192
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	474,401
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	139,038
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	264,161
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	48,555	101,476
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99	34,563	116,691
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00	8,929	10,275
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99	9,889	9,822
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	822
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99	12,180	4,378
12	SERVICIOS HOTELEROS POSADAS, S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	76,042	219,109
13	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-	619,712	600,756
	TOTAL INVESTMENT IN SUSIDIARIES				**3,982,380**	**8,503,669**
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	2,046	16,600
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,892
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	91
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	9
5	COMPAÑÍA MEXICANA DE AVIACIÓN, S.A. DE C.V.	AIRLINE	4,693,433,777	0.49	555,573	555,573
6	OTHER ASSOCIATES (4) (No. DE ASOC.:)		1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				**557,787**	**579,519**
	OTHER PERMANENT INVESTMENTS					**123,863**
	T O T A L				**4,540,167**	**9,207,051**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 4 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED																
BANAMEX	March 15,2006	6.25				148,882										
SECURED																
CALIFORNIA COMMERCE BANK	December 13, 2010	5.76											17,724	70,896	70,896	53,172
SCOTIABANK INVERLAT	July 29, 2009	8.15				17,724	17,724	17,724	190,533							
SCOTIABANK INVERLAT	July 29, 2009	11.75	4,762	60,716												
BANORTE	March 12, 2009	10.15	4,881	10,983												
BANCOMEXT	August 19, 2009	11.70				4,963	4,963	4,963	3,722							
FINANCIAL INSTITUTIONS																
TOTAL BANKS			9,643	71,699		171,569	22,687	22,687	194,255				17,724	70,896	70,896	53,172
STOCK EXCHANGE LISTED																
UNSECURED																
VALUE	February 16, 2006	12.49		300,000												
VALUE	July 7, 2006	12.8		250,000												
VALUE	May 6, 2009	14.12		250,000												
SENIOR NOTES	October 4, 2011	8.75														2,392,740
UNSECURED																
TOTAL				800,000												2,392,740

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS			15,563								3,900					
MERCHANDISE SUPPLIERS			314,253								65,289					
TOTAL SUPPLIERS			**329,816**								**69,189**					
OTHER CURRENT LIABILITIES			**222,222**	**38,114**							**125,748**					
TOTAL			**561,681**	**909,813**		**171,569**	**22,687**	**22,687**	**194,255**		**194,937**		**17,724**	**70,896**	**70,896**	**2,445,912**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**72,760**	**773,764**	**101,024**	**1,074,328**	**1,848,092**
LIABILITIES POSITION	**413,162**	**4,393,731**	**26,213**	**278,768**	**4,672,499**
SHORT TERM LIABILITIES POSITION	142,848	1,519,102	22,090	234,917	1,754,019
LONG TERM LIABILITIES POSITION	270,314	2,874,629	4,123	43,851	2,918,480
NET BALANCE	**(340,402)**	**(3,619,967)**	**74,811**	**795,560**	**(2,824,407)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,743,836	5,261,960	3,518,124	0.00	0
FEBRUARY	2,599,047	7,096,770	4,497,723	0.33	14,842
MARCH	1,855,517	6,211,063	4,355,546	0.45	19,600
APRIL	2,024,556	6,286,326	4,261,770	0.36	15,342
MAY	1,965,038	6,176,677	4,211,639	(0.25)	(10,529)
JUNE	2,015,367	6,127,002	4,111,635	(0.10)	(4,112)
JULY	1,959,652	6,006,495	4,046,843	0.39	15,783
AUGUST	2,055,698	5,934,576	3,878,878	0.12	4,655
SEPTEMBER	2,212,976	6,090,252	3,877,276	0.40	15,509
OCTOBER	2,206,752	6,015,529	3,808,777	0.25	9,522
NOVEMBER	2,092,514	5,883,637	3,791,123	0.72	27,296
DECEMBER	2,152,867	5,798,703	3,645,836	0.61	22,240
RESTATEMENT					0
CAPITALIZATION:					0
FOREIGN CORP.:					0
OTHER:					0
TOTAL					**130,148**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4**

YEAR: **2005**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	975,557	54%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE STARS HOTELS	4,707,676	64%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1,472,880	67%
HOLIDAY INN HOTELS	FOUR STARS HOTELS	111,924	59%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE STARS HOTELS	35,447	25%

OBSERVACIONES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2005**

GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 4

YEAR: 2005

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				4,538,428		FIESTAMERICANA FIESTA INN Y THE EXPLOREAN	GENERAL PUBLIC
TOTAL				4,538,428			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4**

YEAR: **2005**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				588,336		CAESAR PARK HOLIDAY INN FIESTA INN	GENERAL PUBLIC
T O T A L				588,336			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2005**

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			382,938,114		382,938,114		381,927	
L			107,613,312			107,613,312	107,613	
TOTAL			**490,551,426**		**382,938,114**	**107,613,312**	**489,540**	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **490,551,426**

SHARES PROPORTION BY:

CPO'S: **9.77%**
UNITS:
ADRS's: **0.01%** SERIE S A, **0.04%** SERIE S L
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
A	2,144,942	7.6204	10.3100
L	368,543	5.3230	9.5000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION
The Company currently has 26 hotels with 3,854 rooms under development for the next three years, either in construction or with signed management contracts. Additional, we expect the first opening of a hotel under our One Hotels brand to occur in the second half of 2006. We estimate that this development plan will require a total investment of US$305 million, of which the Company will contribute only 5%, as the majority of these openings will be under management and lease agreements.

TICKER: POSADAS QUARTER: 4 YEAR: **2005**
GRUPO POSADAS, S.A. DE C.V.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

88% of the Company's total revenues came from Mexico, 7% from Brazil, 3% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of December, 2005 were the following:

Brazilian Real	-	Mexican Pesos	4.5432
US Dollar	-	Mexican Pesos	10.6344
Argentinian Peso	-	Mexican Pesos	3.5027

Declaration from the company officials responsable for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE FOURTH QUARTER OF 2005, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 4 Year: 2005**
Grupo Posadas, S.A. de C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

TAX INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	PASEO DE LA REFORMA # 155 - PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posadas.com.mx

INFORMATION ABOUT PRINCIPAL EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER

NAME: NOT APPLICABLE
ADDRESS: PASEO DE LA REFORMA # 155 – PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: CHIEF FINANCIAL OFFICER
TITLE: VICE PRESIDENT OF FINANCE
NAME: MANUEL BORJA CHICO
ADDRESS: PASEO DE LA REFORMA # 155 – PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL mborja@posadas.com.mx

TITLE MSE: OFFICER RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: VICE PRESIDENT OF FINANCE
NAME: MANUEL BORJA CHICO
ADDRESS: PASEO DE LA REFORMA # 155 – PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: ASSISTANT OFFICER RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: DIRECTOR OF ADMINISTRATION CONTROL
NAME: FERNANDO LOPEZ VAZQUEZ
ADDRESS: PASEO DE LA REFORMA # 155 – PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL flopez@posadas.com.mx

TITLE MSE: LEGAL DEPARTMENT
TITLE: LEGAL COUNSEL
NAME: FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS: PASEO DE LA REFORMA # 155 – PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: SECRETARY OF THE BOARD OF DIRECTORS
TITLE: LEGAL COUNSEL
NAME: FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS: PASEO DE LA REFORMA # 155 – PH
COLONY: LOMAS DE CHAPULTEPEC

ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ATTORNEY
NAME:	RICARDO MALDONADO YÁNEZ
ADDRESS:	MONTES URALES 505 – 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5201-7447
FAX:	5520-1065
E-MAIL:	maldonado@macf.com.mx

TITLE MSE:	INVESTOR RELATIONS OFFICER
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	OFFICER REPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	OFFICER REPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	PASEO DE LA REFORMA # 155 – PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	oiriarte@posadas.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET, (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Announcement with regard to Relevant Events of GRUPO POSADAS, S.A. DE C.V.

Date of Receipt by BMV: December 20, 2005 09:39 PM

Prefix: EVENTORE

Ticker Symbol: POSADAS

Date: 20/12/2005

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Matter: Grupo Posadas executes final agreement for the purchase of shares representing the capital stock of Grupo Mexicana de Aviación, S.A. de C.V.

Relevant Event: Grupo Posadas hereby announces that as of the present date it has executed the final agreement for the purchase of shares representing the capital stock of Grupo Mexicana de Aviación, S.A. de C.V., and the other documents relating thereto, in accordance with the sale process through public bidding of such capital stock by Cintra, S.A. de C.V. The price paid to Cintra, S.A. de C.V. amounted to US$165 million.